SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 14, 2012

List of materials

Documents attached hereto:

i) Press release Announcement on Determination of Terms of Issue, etc., of Zero Coupon Convertible Bonds due 2017

News & Information	1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan

No. 12-170E
November 14, 2012

Announcement on Determination of Terms of Issue, etc., of
Zero Coupon Convertible Bonds due 2017

Sony Corporation hereby announces the determination of the terms of issue and certain other matters, in addition to those terms that were already determined as follows, in respect of the issuance of Zero Coupon Convertible Bonds due 2017 (bonds with stock acquisition rights (tenkanshasaigata shinkabu yoyakuken-tsuki shasai)) (the “Bonds with Stock Acquisition Rights”, of which the Bonds and the Stock Acquisition Rights are to be hereinafter referred to as the “Bonds” and the “Stock Acquisition Rights”, respectively). The issuance was determined pursuant to the decision of the Representative Corporate Executive Officer, President & CEO of Sony Corporation on November 14, 2012, upon a delegation by a resolution of the Board of Directors of Sony Corporation in a meeting held on October 31, 2012:

Description

Matters relating to the Stock Acquisition Rights

(1)	The price of the asset to be contributed upon exercise of the Stock Acquisition Rights	Equal to the principal amount of the Bonds

(2)	Conversion price	¥957
	(Reference)
	Share price, etc. on the pricing date (November 14, 2012)
	(i) Share price (closing price) on the Tokyo Stock Exchange	¥870
	(ii) Conversion premium [{(Conversion price)/(Share price (closing price))- 1}×100]	10.00%

This press release is an advertisement and is not a prospectus for the purposes of EU Directive 2003/71/EC (the “Directive”) and/or Part VI of the Financial Services and Markets Act 2000. A prospectus will be prepared and made available to the public in accordance with the Directive. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus. The prospectus, when published, will be available on the website of the London Exchange.

This press release does not constitute or form a part of any offer of securities for sale in the United States or elsewhere. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) or any relevant securities law of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an exemption from the registration requirements under the Securities Act. No public offering of the securities will be made in the United States.

(Reference) Outline of the Zero Coupon Convertible Bonds due 2017

(1) Aggregate amount of issue (aggregate principal amount) of the Bonds
¥150 billion plus an aggregate principal amount of the Bonds in respect of replacement certificates of the Bonds with Stock Acquisition Rights that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any certificate of the Bonds with Stock Acquisition Rights.

(2) Date of determination for the issuance	November 14, 2012

(3) Allotment date of the Stock Acquisition Rights and closing date of the Bonds	November 30, 2012 (London time; unless otherwise indicated, hereinafter the same shall apply)

(4) Period during which the Stock Acquisition Rights are exercisable
At any time during the period from and including December 14, 2012 up to, and including, 3:00 p.m. on November 16, 2017.  Provided, however, that such exercise is subject to any of the limitations on the duration set forth in the Terms and Conditions of the Bonds with Stock Acquisition Rights.

(5) Maturity date	November 30, 2017

(6) Information on Dilutive Shares
Due to the issuance of the Bonds with Stock Acquisition Rights, the ratio of the residual securities to the current total number of issued shares as of September 30, 2012 would be 15.60%.
(Note) The ratio is calculated by dividing the number of the shares to be issued when all Stock Acquisition Rights are exercised at the initial conversion price, by the current total number of issued shares.

This press release is an advertisement and is not a prospectus for the purposes of EU Directive 2003/71/EC (the “Directive”) and/or Part VI of the Financial Services and Markets Act 2000. A prospectus will be prepared and made available to the public in accordance with the Directive. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus. The prospectus, when published, will be available on the website of the London Exchange.
This press release does not constitute or form a part of any offer of securities for sale in the United States or elsewhere. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) or any relevant securities law of any other state, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an exemption from the registration requirements under the Securities Act. No public offering of the securities will be made in the United States.